October 2, 2024

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

Claire Erlanger

Jennifer Angelini

Geoffrey Kruczek

Re:	Comment Letter dated September 24, 2024

JBS S.A.

Amendment No. 1 to Annual Report on Form 20-F

For the Year Ended December 31, 2023

Filed August 15, 2024

File No. 333-155412

Ladies and Gentlemen:

JBS S.A. (the “Company”) is submitting this letter in response to the comment letter dated, September 24, 2024 (the “Comment Letter”), issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Commission on August 15, 2024 (the “2023 Form 20-F”).

Concurrently with the submission of this response letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 2 to the 2023 Form 20-F (“Amendment No. 2”). Amendment No. 2 includes revised disclosure in response to the Staff’s comments, as noted herein.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Amendment to Form 20-F filed August 15, 2024

General

1.	To the extent that the comments contained in our letter dated September 24, 2024, relating to your Form F-4 (File No. 333-278254) apply to the disclosure contained in this filing, including without limitation those comments related to your financial statements, please make appropriate and corresponding revisions, to the extent the revisions would materially change your existing disclosure.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in response to the various applicable comments contained in the comment letter dated September 24, 2024 (the “Form F-4 Comment Letter”) issued by the Staff with respect to Amendment No. 1 to the Registration Statement on Form F-4, filed by JBS S.A. with the Commission on August 15, 2024, as follows:

●	The Company advises the Staff that Comment No. 1 to the Form F-4 Comment Letter is not applicable to the 2023 Form 20-F.

●	In response to Comment No. 2 of the Form F-4 Comment Letter, the Company has revised the risk factor entitled “Our ultimate controlling shareholders have influence over the conduct of our business and may have interests that are different from yours” on page 10 of Amendment No. 2.

●	In response to Comment No. 3 of the Form F-4 Comment Letter, the Company has revised the risk factor entitled “We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image” on pages 11-12 of Amendment No. 2.

●	In response to Comment No. 4 of the Form F-4 Comment Letter, the Company clarifies that it has assessed the materiality of any boycotts in terms of the effects of such boycotts on the Company’s results of operations. The Company wishes to clarify that none of the boycotts that the Company has experienced to date has had a demonstrable effect on the Company’s revenues or other performance metrics. Accordingly, the Company is not able to quantify the impact of such boycotts because it is unable to tie any variations in its revenues or performance metrics to any particular instance of boycott activity.

The Company has also taken into account the reputational damage it may have suffered or may in the future suffer as a result of boycotts, including insofar as such damage may impact the Company’s ability to conduct business with suppliers, customers or funding sources.

Accordingly, the Company has revised the risk factor entitled “Media campaigns related to food production; regulatory and customer focus on environmental, social and governance responsibility; and increased focus and attention by the U.S. government and other stakeholders on the meat processing industry and ESG-related issues could expose us to additional costs or risks” on page 13 of Amendment No. 2 to expand its discussion of boycott activity as a potential source of harm to the Company.

●	The Company advises the Staff that Comment No. 5 to the Form F-4 Comment Letter is not applicable to the 2023 Form 20-F.

●	In response to Comment No. 6 of the Form F-4 Comment Letter, the Company has revised the section entitled “Item 4. Information on the Company—A. History and Development of the Company—The Corporate Restructuring and the Proposed Equity Transaction” on pages 33-34 of Amendment No. 2 to clarify when and how the Company’s direct controlling shareholders will exercise their vote.

The Proposed Equity Transaction encompasses three main deliberations at the JBS S.A. General Meeting:

1.	the Delisting, which requires the approval of more than 50% of the issued and outstanding shares of JBS S.A. held by non-controlling shareholders of JBS S.A. present at the JBS S.A. General Meeting;

2.	the Merger of Shares (and ancillary matters), which requires the approval of more than 50% of the total issued and outstanding shares of JBS S.A. (or an “absolute majority” for purposes of Brazilian corporate law); and

3.	the declaration and distribution of the Cash Dividend, which requires the approval of more than 50% of the issued and outstanding shares of JBS S.A. held by all shareholders of JBS S.A. present at the JBS S.A. General Meeting.

The Company’s direct controlling shareholders will not vote in favor of the Merger of Shares (and ancillary matters) or the Cash Dividend in the event that the Delisting is rejected by the non-controlling shareholders present at the JBS S.A. General Meeting. As stated on page 34 of Amendment No. 2, all matters subject to vote at the JBS S.A. General Meeting are conditional upon each other, meaning that if one matter is not approved, the others will also be rejected. Accordingly, if the Delisting is not approved, then the Proposed Equity Transaction will not move forward. Since the Delisting must be approved by a majority of the shares held by non-controlling shareholders present at the JBS S.A. General Meeting, the approval of all matters at the JBS S.A. General Meeting will de facto require approval of majority of the shares held by non-controlling shareholders present at the meeting.

If, on the other hand, the Delisting is duly approved by the non-controlling shareholders present at the JBS S.A. General Meeting, then the direct controlling shareholders will vote in favor of the remaining components of the Proposed Equity Transaction only if needed to approve those components. For example, since the Merger of Shares must be approved by a majority of all shares issued by JBS S.A., independent of the number of shares present at the JBS S.A. General Meeting, it may be necessary for the direct controlling shareholders to vote in favor of the Merger of Shares to approve the matter, depending on the number of non-controlling shareholders present, in accordance with the will of the non-controlling shareholders present at the meeting manifested by their approval of the Delisting.

By way of example, if the direct controlling shareholders are present at the JBS S.A. General Meeting with their combined 48.3% of the shares, and non-controlling shareholders holding 40% of the shares are also present, then the Delisting would be approved if 21% of the shares outstanding (representing more than 50% of the non-controlling shares present) vote in favor of it. The next agenda item would be the vote on the Merger of Shares, whereby the 40% of shares held by non-controlling shareholders would be insufficient to form an “absolute majority” of the issued and outstanding shares of JBS S.A. In this scenario, the controlling shareholder will “follow” the will of the non-controlling shareholders (who have approved the Delisting), and vote in favor of the Merger of Shares, thereby allowing the “absolute majority” to be reached.

The Company cannot predict the levels of attendance or participation by non-controlling shareholders in the meeting. Accordingly, it is possible that non-controlling shareholders holding less than the 40% in the above example attend the meeting and vote in favor of the Delisting, leading to the approval of the Delisting and, indirectly, of the Merger of Shares, the Cash Dividend and, therefore, the Proposed Equity Transaction.

●	In response to Comment No. 7 of the Form F-4 Comment Letter, the Company has revised Note 20(f) to JBS S.A.’s audited financial statements beginning on page F-72 of Amendment No. 2.

●	In response to Comment No. 8 of the Form F-4 Comment Letter, the Company has revised Note 19 to JBS S.A.’s audited financial statements beginning on page F-61 of Amendment No. 2.

The Company also clarifies that, generally, amounts claimed in legal or administrative proceedings in Brazil are subject to “monetary correction,” a type of indexation which uses inflation or interest indexes, or a mixture of both, the purpose of which is to protect the claimant against the loss of the value of the claim during the period it is being disputed. The indexation expense is analogous to the unwinding of the discounting to present value of provisions required by IAS 37.45 and, as such, as required by IAS 37.60, we recognize this expense as a borrowing cost in the caption “Net financial income (expenses).”

Finally, the Company clarifies that it has discussed all charges to provisions that materially affected its results of operations under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Results.” See the discussion of “General and administrative expenses” for the year ended December 31, 2022 as compared to the year ended December 31, 2021 on page 105 of Amendment No. 2.

●	In partial response to Comment No. 9 of the Form F-4 Comment Letter, the Company has revised the risk factor entitled “Unfavorable decisions in legal, administrative, antitrust or arbitration proceedings and government investigations may adversely affect us” on page 6 of Amendment No. 2. The Company respectfully advises the Staff that the remainder of Comment No. 9 is not applicable to the 2023 Form 20-F.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni
Chief Executive Officer
JBS B.V.

cc:	Guilherme Cavalcanti, Chief Financial Officer

JBS B.V.

Donald E. Baker, Esq.

John R. Vetterli, Esq.

Karen Katri, Esq.

White & Case LLP

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